Exhibit 99.1
FOR IMMEDIATE RELEASE
Results for the quarter ended September 30, 2010 under IFRS
Wipro Records 10% YoY Growth in Profit After Tax in Q2 FY11; YoY growth for H1 at 19%
Bangalore, India and East Brunswick, New Jersey, USA — October 22, 2010 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its second fiscal quarter ended September 30, 2010.
Highlights of the Results:
Results for the Quarter ended September 30, 2010
•	IT Services Revenue in dollar terms was $1,273 million, a sequential increase of 5.7% and YoY increase of 19.5%.

•	IT Services Revenue on a constant currency (Non-GAAP) was $1,261 million, compared to our guidance range of $1,253 million to $1,277 million.

•	Total Revenues were Rs. 77.31 billion ($1.73 billion1), representing an increase of 12% over the same period last year.

•	Net Income was Rs. 12.85 billion ($288 million1), representing an increase of 10% over the same period last year.

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was Rs. 12.76 billion ($286 million1), representing an increase of 10% over the same period last year.

•	IT Services Revenues were Rs. 57.47 billion ($1,290 million1), representing an increase of 15% over the same period last year.

•	IT Services Earnings Before Interest and Tax (EBIT) was Rs.12.75 billion ($286 million1), representing an increase of 7% over the same period last year.

•	IT Services recorded a 6.6% volume growth in the quarter.

•	IT Services added 29 new clients in the quarter.

•	Net addition of 2,975 employees in the current quarter in IT Services.

•	IT Products recorded sequential growth in Revenues of 29% in the current quarter.

•	Consumer Care and Lighting Revenue grew 20% over the same period last year and EBIT grew 13%.
Performance for the quarter ended September 30, 2010 and Outlook for the quarter ending December 31, 2010
Azim Premji Chairman of Wipro, commenting on the results said —
“We saw strong momentum in demand as customers tried to catch up with the under-investment in IT in the previous years. We continue to enhance our investments in Transformational Capabilities, Client Partners and Domain Solutions. While the macro-economic environment continues to remain uncertain,

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2010, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1=Rs.44.56. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2010 was US$1=Rs.45.15 there is higher degree of confidence at the micro level. For the quarter ended December 31, 2010, we expect Revenues from our IT Services business to be in the range of $1,317 million to $1,343 million, a sequential increase of 3.5% to 5.5%*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“We saw a strong volume growth of 6.6% driven by higher offshore mix. The Operating Margins for IT Services declined during the quarter due to the impact of employee progressions, Restricted Stock Units grants and lower foreign exchange realizations.”

*	Guidance is based on the following constant currency exchange rates: GBP/USD at 1.56, Euro/USD at 1.29, AUD/USD at 0.94, USD/INR at 46.31
Wipro Limited
Total Revenue for the quarter ended September 30, 2010 was Rs. 77.31 billion ($1.73 billion1), representing an increase of 12% over the same period last year. Net Income for the quarter ended September 30, 2010 was Rs.12.85 billion ($288 million1), representing an increase of 10% over the same period last year. Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended September 30, 2010 was Rs. 12.76 billion ($286 million1), representing an increase of 10% over the same period last year. Earnings Per Share for the quarter ended September 30, 2010 were Rs. 5.28 ($0.121). Non-GAAP Adjusted Earnings Per Share (excluding the impact of accelerated amortization of stock based compensation) for the quarter ended September 30, 2010 were Rs. 5.24 ($0.121), representing an increase of 9% over the same period last year.
Please see the table on page 9 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.
IT Services (74% of Total Revenue and 91% of Operating Income for the quarter ended September 30, 2010)
Our IT Services business segment recorded Revenue of Rs. 57.47 billion ($1,290 million1) for the quarter ended September 30, 2010, representing an increase of 15% over the same period last year. EBIT for this segment was Rs. 12.75 billion ($286 million1) for the quarter ended September 30, 2010, representing an increase of 7% over the same period last year.
Our Operating Income to Revenue for this segment was 22.2% for the quarter ended September 30, 2010.
We had 115,900 employees as of September 30, 2010, an increase of 2,975 people this quarter.
Wipro’s capability to be a transformational partner to our clients coupled with global domain expertise helped us secure several large deals this quarter.
In the Energy & Utilities space, Wipro has entered into a multi-year strategic partnership with a major electricity distribution network owner and operator in UK to deliver transformational services including enhancing and consolidating the business applications landscape and transitioning the IT systems to an end-to-end managed services framework.

Wipro has entered into a contract with an electricity network owner and major supplier within Northern Ireland. Wipro will upgrade and implement the market registration, customer care and billing solutions across the client’s businesses.
Wipro won a multi-year contract with a global banking major. Wipro’s engagement includes management of IT and BPO services for the customer with a goal to transform the current services model to a shared services model and deliver the ITO BPO synergy benefit beyond the cost savings.
Wipro entered into a multi-year engagement with a leading global ship classification society for deploying next generation services through business-IT alignment and implementing a future-ready IT architecture in accordance with industry standards and global best practices. As part of this engagement, Wipro will manage IT applications catering to the requirements of surveyors, engineers, business users, business owners and end customers of this society with a goal to make their business more efficient.
During the quarter, the India, Middle East & Africa regions continued to post robust growth and had a good set of wins including two large multiyear outsourcing deals with the Central Bank of India and UCO Bank for their Regional Rural Bank roll outs.
We entered into a multi-year strategic multimillion dollar outsourcing deal from one of the largest global telecom service providers to create and manage their enterprise networks in India. Other key deals secured in the quarter include projects from the UID authority for the critical enrolment process for 2 states in India. In the African region, Wipro secured a multiyear contract as a strategic partner with a wireless telecom player in West Africa to manage their core IT systems.
Awards and Recognition
Our continued focus on Cloud Computing technology gained momentum with Wipro winning engagements in this space with two large utility companies and a global insurance company. Wipro also launched “Comprehensive Cloud Services Portfolio for ISVs” (Independent Software Vendors), an integrated framework that can help companies to strategize and accelerate the Cloud / SaaS transformational journey. The highlight of this offering is the patent pending ‘Quick SaaS Enablement’ which helps in faster time to market. Apart from Enablement, it also provides Engineering, IT & Hosting Services making it a ‘One-Stop’ SaaS offering.
As testament to our continued focus on productized services, Network Products Guide, a leading information technology research and advisory guide named Wipro’s Enterprise Data Masking Solution and Software Assurance Center, as winners of the 2010 Best Products and Services Award.
Wipro’s commitment to continuous innovation and driving business value for its customers in the consumer packaged goods industry received further acknowledgement when two of its solutions — Sub-Daily Planning and Scheduling (iSDPS) and Third Party Ordering (iTPO) — became SAP endorsed business solutions.
Wipro’s dominance and authority in the independent Testing Services space was further reflected in recognition from IDC Research Inc., an independent research firm, as a leader among Tier-1 Testing Services Providers in a July 2010 report titled “IDC MarketScape: Global Testing Services, 2010 Vendor Analysis”. Wipro was ranked among leaders in both the enterprise application testing views and in the product engineering testing services assessment.
Wipro became the first Healthcare IT Services organization to be certified for IEEE 11073 (x73) based software reference system for 5 certified device classes. Wipro’s x73 Manager USB Reference System was certified by Continua Health Alliance, a non-profit, collaborative industry organization dedicated to defining technology standards for healthcare solutions. This solution will enable and simplify the needs of clinical diagnostic applications to collect vital medical data from homecare devices and bed-side monitors through application programming interfaces (API’s) thereby forming a critical enabler for customers in the fast growing remote patient monitoring system, home healthcare and e-health markets.
During this quarter, Wipro eEnabler, a prescriptive Service Oriented Architecture (SOA) has been granted a notice of allowance for issue of patent. eEnabler is a complete SOA solutions Kit — including SOA Platform, prescriptive architecture and framework for rapid development of SOA applications. It has been applied in many large SOA implementations for our global clients.
IT Products (14% of Total Revenue and 4% of Operating Income for the quarter ended September 30, 2010)
Our IT Products segment recorded Revenue of Rs. 10.69 billion ($240 million1) for the quarter ended September 30, 2010, representing a decline of 10% over the same period last year. EBIT for this segment was Rs. 533 million ($12 million1) for the quarter ended September 30, 2010, representing a decrease of 13% over the same period last year.
The ratio of our Operating Income to Revenue for this segment was 5.0% for the quarter ended September 30, 2010.
Return on Average Capital Employed (ROCE) for the IT Services and Products segment was 40% on an annualized basis for the quarter ended September 30, 2010
Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended September 30, 2010)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 6.65 billion ($149 million1) for the quarter ended September 30, 2010, representing an increase of 20% over the same period last year. EBIT for this segment was Rs. 831 million ($19 million1) for the quarter ended September 30, 2010, representing an increase of 13% over the same period last year.
Operating Income to Revenue for this segment was 12.5% for the quarter ended September 30, 2010. ROCE for this segment was 16% on an annualized basis for the quarter ended September 30, 2010, compared to 16% for the same period last year.
About Non-GAAP financial measures
This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.
The table on page 8 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period.
These Non-GAAP financial measure are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.
We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards. Further, we consider the services of the employee in each year covered by the stock option award to be equally valuable and accordingly believe that the straight line amortization reflects the economic substance of the stock option awards. However, we record the related stock compensation expenses on an accelerated amortization basis for IFRS reporting. Therefore, we believe that making available an adjusted net income number that excludes the impact of accelerated amortization from Net Income provides useful supplemental information to both management and investors about financial and business trends.
For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.
A material limitation associated with the use of Non-GAAP Adjusted Net Income as compared to the IFRS measure of Net Income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of Net Income for other companies in our industry. We compensate for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.
We believe that the presentation of IT Services Revenue on a non-GAAP constant currency basis, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to IT Services Revenue. As noted above, IT Services Revenue on a non-GAAP constant currency basis is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.
Results for the quarter ended September 30, 2010, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com or sridhar.ramasubbu@wipro.com.

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting.
Wipro’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange and equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

Contact for Investor Relations	Contact for Media & Press
Rajendra Kumar Shreemal	Sachin Mulay
Vice President	Head — Corporate Brand & Communication
Phone: +91-80-2844-0079	+91-80-2505-6110
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	sachin.mulay@wipro.com

Sridhar Ramasubbu
Vice President
Phone: +1 408-242-6285
sridhar.ramasubbu@wipro.com
Forward-looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # #
(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

		As of March 31,		As of September 30,
	Notes	2010	2010	2010
				Convenience
				translation into
				US$ in millions
				(Unaudited)
				Refer note 2 (iv)
ASSETS
Goodwill	4	53,802	54,660	1,227
Intangible assets	4	4,011	3,784	85
Property, plant and equipment	3	53,458	55,235	1,240
Investment in equity accounted investees	12	2,345	2,694	60
Derivative assets	11	1,201	2,873	64
Non-current tax assets		3,464	3,465	78
Deferred tax assets		1,686	1,640	37
Other non-current assets	8	8,784	13,233	297

Total non-current assets		128,751	137,584	3,088

Inventories	6	7,926	8,391	188
Trade receivables		50,928	58,221	1,307
Other current assets	8	21,106	23,398	525
Unbilled revenues		16,708	22,082	496
Available for sale investments	5	30,420	51,273	1,151
Current tax assets		6,596	7,174	161
Derivative assets	11	2,615	1,373	31
Cash and cash equivalents	7	64,878	37,844	849

Total current assets		201,177	209,756	4,707

TOTAL ASSETS		329,928	347,340	7,795

EQUITY
Share capital		2,936	4,904	110
Share premium		29,188	29,064	652
Retained earnings		165,789	181,752	4,079
Share based payment reserve		3,140	1,753	39
Other components of equity		(4,399)	(2,224)	(50)
Shares held by controlled trust		(542)	(542)	(12)

Equity attributable to the equity holders of the company		196,112	214,707	4,818
Non-controlling Interest		437	649	15

Total equity		196,549	215,356	4,833

LIABILITIES
Long — term loans and borrowings	9	18,107	24,932	560
Deferred tax liabilities		380	340	8
Derivative liabilities	11	2,882	3,041	68
Non-current tax liability		3,065	2,963	66
Other non-current liabilities	10	3,233	3,188	72
Provisions	10	100	141	3

Total non-current liabilities		27,767	34,605	777

Loans and borrowings and bank overdrafts	9	44,404	30,693	689
Trade payables and accrued expenses		38,748	43,882	985
Unearned revenues		7,462	8,071	181
Current tax liabilities		4,850	5,560	125
Derivative liabilities	11	1,375	1,079	24
Other current liabilities	10	6,499	5,802	130
Provisions	10	2,274	2,292	51

Total current liabilities		105,612	97,379	2,185

TOTAL LIABILITIES		133,379	131,984	2,962

TOTAL EQUITY AND LIABILITIES		329,928	347,340	7,795

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2009	2010	2010	2009	2010	2010
			Convenience			Convenience
			translation into			translation into
			US $ in millions			US $ in millions
			(Unaudited)			(Unaudited)
			Refer note 2 (iv)			Refer note 2 (iv)
Gross revenues	68,937	77,719	1,744	132,805	149,625	3,358

Cost of revenues	(47,522)	(53,270)	(1,195)	(90,769)	(101,917)	(2,287)

Gross profit	21,415	24,449	549	42,036	47,708	1,071

Selling and marketing expenses	(4,490)	(5,751)	(129)	(8,730)	(11,137)	(250)
General and administrative expenses	(3,976)	(4,251)	(95)	(7,528)	(8,090)	(182)
Foreign exchange gains/(losses), net	240	(414)	(9)	(1,166)	45	1

Results from operating activities	13,189	14,033	315	24,612	28,526	640

Finance expenses	(492)	(467)	(10)	(1,131)	(870)	(20)
Finance and other income	1,173	1,422	32	2,167	2,773	62
Share of profits of equity accounted associates	112	192	4	226	349	8

Profit before tax	13,982	15,180	341	25,874	30,778	691
Income tax expense	(2,217)	(2,183)	(49)	(3,957)	(4,528)	(102)

Profit for the period	11,765	12,997	292	21,917	26,250	589

Attributable to:
Equity holders of the company	11,707	12,849	288	21,810	26,035	584
Non-controlling interest	58	148	3	107	215	5

Profit for the period	11,765	12,997	292	21,917	26,250	589

Earnings per equity share:
Basic	4.82	5.28	0.12	8.98	10.69	0.24
Diluted	4.78	5.25	0.12	8.91	10.66	0.24

Weighted average number of equity shares used in computing EPS earnings per equity share
Basic	2,428,113,467	2,435,417,820	2,435,417,820	2,427,566,155	2,434,528,098	2,434,528,098
Diluted	2,447,007,133	2,445,703,913	2,445,703,913	2,446,438,115	2,442,200,976	2,442,200,976

Additional Information
Segment Revenue
IT Services	49,981	57,471	1,290	98,246	112,473	2,524
IT Products	11,854	10,693	240	19,191	19,013	427
IT Services & Products	61,835	68,164	1,530	117,437	131,486	2,951
Consumer Care and Lighting	5,559	6,651	149	10,757	13,064	293
Others	1,783	2,490	56	3,445	5,119	115
Total	69,177	77,305	1,735	131,639	149,670	3,359

Operating Income
IT Services	11,865	12,746	286	22,632	26,318	591
IT Products	612	533	12	904	869	20
IT Services & Products	12,477	13,279	298	23,536	27,187	610
Consumer Care and Lighting	732	832	19	1,524	1,725	39
Others	(20)	(78)	(2)	(448)	(387)	(9)
Total	13,189	14,033	315	24,612	28,525	640

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	11,707	12,849	288	21,810	26,035	584

Adjustments:
Accelerated amortization of stock options that vest in a graded manner	(72)	(88)	(2)	(130)	(211)	(5)

Non-GAAP adjusted profit	11,634	12,760	286	21,680	25,824	580

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,273
Effect of Foreign currency exchange movement	12
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,261

IT Services Revenue as per IFRS	1,273
Effect of Foreign currency exchange movement	-9
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,281